

January 23, 2015

<u>Via E-mail</u>
Mr. James Rhyu
Chief Financial Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

  Re: **K12, Inc.**
    Form 10-K for the Fiscal Year Ended June 30, 2014
    Filed August 15, 2014
    Form 10-Q for the Fiscal Quarter ended September 30, 2014
    Filed October 30, 2014
    File No. 001-33883

Dear Mr. Rhyu:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 30, 2014</u>

<u>Academic Performance, page 16</u>

1. We note your "snapshot of current enrollment data" ("Time Enrolled" table) as of May 31, 2014. Tell us how the number of students enrolled less than one year and those enrolled between one to two years decreased by 10% and 11%, respectively (or 7% in the aggregate for all time periods) between March 5, 2014 and May 31, 2014. In this regard,

we refer you to your snapshot of current enrollment data as of March 5, 2014 which you provided in your previous correspondence dated March 28, 2014.

Revenue Recognition, page 68

2.   We note your statement that "Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school funding." However, we note that it differs from your proposed disclosure per your correspondence dated July 24, 2014 (in response to comment 1 of our letter dated July 17, 2014), which read "Since the end of the school year coincides with the end of our fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred (including costs for our services to the schools plus other costs the schools may incur) in the calculation of school operating losses." Please explain to us how "actual school funding" and "actual school revenues" can be the same. Also tell us why you did not include your policy statement related to actual costs incurred.

Comparison of Years Ended June 30, 2014 and 2013, page 74

Comparison of Years Ended June 30, 2014 and 2013, page 76

3.   We note that your overall enrollment growth rate was 4.8% between 2013 and 2014, down from a 12.7% growth between 2012 and 2013. Although you disclosed the factors contributing to your enrollment growth during the last two years, you did not explain why the growth rate significantly declined compared to the preceding two years. Please provide more insight into the underlying reasons behind, as well as the significant challenges and risks arising from, this material trend which appeared to be known to you as of the filing of your Form 10-K.   Refer to Item 303(A)(3) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Enrollment Data, page 25

Comparison of the Three Months Ended September 30, 2014 and September 30, 2013, page 27

4.   Please include a footnote explaining why student enrollments as of the October 1, 2014 count date was less than the average student enrollments on page 26 and why both sets of data are meaningful to understand student enrollment trends.

5.   With respect to Managed Programs, please expand your disclosure to explain how revenues increased by 4.6% despite a 4.7% decline in student enrollments for the three months ended September 30, 2014 compared to 2013

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director